Exhibit 99.1

Evogene Investor Day
24 March, 2015

Safe Harbor Statement
This presentation contains "forward-looking statements" relating to future events, and we may from time to time make other statements, regarding our outlook or expectations for future financial or operating results and/or other matters regarding or affecting Evogene Ltd. or its subsidiaries
(collectively, “Evogene” or “we”), that are considered “forward-looking statements” as defined in the U.S. Private Securities Litigation Reform Act of
1995 (the “PSLRA”). Such forward-looking statements may be identified by the use of such words as “believe,” “expect,” “anticipate,” “should,”
 “planned,” “estimated,” “intend” and “potential” or words of similar meaning. For these statements, Evogene claims the protection of the safe harbor for forward-looking statements contained in the PSLRA.

Such statements are based on current expectations, estimates, projections and assumptions, describe opinions about future events, involve certain risks and uncertainties which are difficult to predict and are not guarantees of future performance. Therefore, actual future results, performance or achievements, and trends in the future of Evogene may differ materially from what is expressed or implied by such forward-looking statements due to a variety of factors, many of which are beyond Evogene's control, including, without limitation, those described in greater detail in our Periodical and Annual Reports, including our Registration Statement on Form F-1, Annual Report on Form 20-F and in other information we file and furnish with the Israel Securities Authority and the U.S. Securities and Exchange Commission, including under the heading “Risk Factors.”

All written and oral forward-looking statements attributable to us or persons acting on our behalf are expressly qualified in their entirety by the previous statements. Except for any obligations to disclose information as required by applicable securities laws, Evogene disclaims any obligation or commitment to update any information contained in this presentation or to publicly release the results of any revisions to any statements that may be made to reflect future events or developments or changes in expectations, estimates, projections and assumptions.

The information contained herein does not constitute a prospectus or other offering document, nor does it constitute or form part of any invitation or offer to sell, or any solicitation of any invitation or offer to purchase or subscribe for, any securities of Evogene or any other entity, nor shall the information or any part of it or the fact of its distribution form the basis of, or be relied on in connection with, any action, contract, commitment or relating thereto or to the securities of Evogene.

The trademarks included herein are the property of the owners thereof and are used for reference purposes only. Such use should not be construed as an endorsement of the products or services of Evogene.

The need for innovation
How to produce more with less
The challenge: producing more with less
World population (in billions) I Source: United States Census Bureau.
Hectares per capita, globally I Source: FAO.
World population
Arable land per capita
The solution: increasing plant productivity and performance
Improved seed traits
1. Biotechnology seeds
2. Conventional seeds
Seed external solutions
1. Ag-chemicals
2. Ag-biologicals

Farmer will always want better yield - best seed products and lower input costs
The opportunity: utilizing genomics to improve plant productivity

Costs
Sources
Diversity
Quantity
Complexity
Evogene’s computational platform offers a unique solution to agriculture ‘big data’

Our unique proposition
Solving the industry’s ‘big data’ bottleneck

Our technology platform
Combining computational power and plant science

UD
= Under development
Product
development
Seed traits improvement
Breeding enhancement
Herbicide development
Data analysis
Gene centric
Public
Proprietary
Partner
‘Big data’
Integrated databases
Chemical centric
Data integration
UD
UD

Our market position
Targeting multi-billion dollar markets

Seed traits:
-Yield and abiotic stress
$5B -
$7B
Seed traits:
Disease, nematodes and insects
$7.5B -
$8.5B
Seed external:
Herbicides
$5.5B -
$7.5B
Seeds:
Castor beans
Path to Market
Infrastructure
Market Opportunity
Unique
technology
platform
Cutting edge
Expertise in
plant science
UD
$700M
UD
= Under development

Our market position
Business model

Seed traits:
-Yield and abiotic stress
Seed traits:
Disease, nematodes and insects
Seed external:
Herbicides
Seeds:
Castor beans
Unique
technology
platform
Cutting edge
Expertise in
plant science
Early development
Advanced development
Market
Discovery
$5B -
$7B
$7.5B -
$8.5B
$5.5B -
$7.5B
$700M

Seed traits:
-Yield and abiotic stress
Seed traits:
Disease, nematodes and insects
Seed external:
Herbicides
Seeds:
Castor beans
Unique
technology
platform
Cutting edge
Expertise in
plant science
UD
Path to Market
Infrastructure
Market Opportunity
$5B -
$7B
$7.5B -
$8.5B
$5.5B -
$7.5B
$700M
UD
= Under development
Our market position
Targeting multi-billion dollar markets

 A key factor- provide yield stability

 Pipeline Updates:
 ▪DroughtGard Potential Update - Expanded to 25M acres
 ▪Stacking - Valuable strategy to reach efficacy targets
Huge potential
Unmet challenge
 Potential of 8% yield increase in the major crops
 Meaningful GM breakthrough yet to come
 $Bn’s in R&D
~2000
2013
 1 product
 to date
 E.g. US drought monitor
Seed traits: yield and abiotic stress
Our motivation

Seed traits:
-Yield and abiotic stress
Seed traits:
Disease, nematodes and insects
Seed external:
Herbicides
Seeds:
Castor beans
Unique
technology
platform
Cutting edge
Expertise in
plant science
UD
Path to Market
Infrastructure
Market Opportunity
$5B -
$7B
$7.5B -
$8.5B
$5.5B -
$7.5B
$700M
UD
= Under development
Our market position
Targeting multi-billion dollar markets

On track for phase advancement in 12 to 24 months
Seed traits: yield and abiotic stress
Current product program pipeline
Note: Any results, estimates, or calculations relating to probability of success at each phase of development may differ from company to company and across products. Furthermore, any such results, estimates, calculations, or probabilities may differ depending on a range of varying factors, including, but not limited to, market conditions, changing regulations or longer than expected regulatory processes, the traits and the crops that are the target of research or collaboration and the amount of resources available, or devoted to, particular research or collaboration projects by us or our collaborators.
Corn	1. Yield

2. Abiotic stress

3. Nitrogen use efficiency
Soybean	4. Yield
5. Abiotic stress
6. Yield

7. Abiotic stress

8. Nitrogen use efficiency

Cotton	9. Yield
10. Abiotic stress
11. Nitrogen use efficiency
12. Yield
13. Abiotic stress
14. Nitrogen use efficiency
15. Yield
16. Abiotic stress
17. Nitrogen use efficiency

Phase 4
Phase 3
Phase 2
Crop
Trait
Partner
Phase 1
Discovery

Seed traits: yield and abiotic stress
2014 achievements and 2015 focus
▪ Division Highlights
 ▪ Broad, strategic collaborations
 ▪ 17 product programs, most advanced in Phase II
 ▪ More than a thousand genes under validation in partners’ pipelines

2015 focus
¡ More genes under
            field trials in the US
¡ Extend collaborations and seek new ones
¡ Computational analysis -
         improve tools for gene
         advancement
¡ Improved Y&S validation
         systems - tailored per
         product type
Highlights 2014
✓ New gene optimization program incorporated
 in Monsanto yield & stress collaboration
✓ Advancements in computational platforms
 ✓ Stacking -
 ✓ Stability -
✓ Improved Monocot validation system

Seed traits:
-Yield and abiotic stress
Seed traits:
Disease, nematodes and insects
Seed external:
Herbicides
Seeds:
Castor beans
Unique
technology
platform
Cutting edge
Expertise in
plant science
UD
Path to Market
Infrastructure
Market Opportunity
$5B -
$7B
$7.5B -
$8.5B
$5.5B -
$7.5B
$700M
UD
= Under development
Our market position
Targeting multi-billion dollar markets

Existing insect resistance seed traits - ~4.5B
▪ Current GM IR
 seed market -
 ▪ Substantial
 growth
 ▪ Recent soy
 introduction
Dire need for innovation in insect resistance
18%
Asian Soybean Rust
Sucking insects
Nematodes
▪ Resistance rising -
 current traits
 ▪ Compiling
 evidence
 ▪ Multiple locations
 US & LATAM
▪ One solution (Bt toxins)
 does not fit all
 ▪ Sucking insects
 ▪ Nematode
 ▪ Diseases
Seed traits: disease, nematodes and insects
Our motivation
Potential IR & disease seed traits

Seed traits:
-Yield and abiotic stress
Seed traits:
Disease, nematodes and insects
Seed external:
Herbicides
Seeds:
Castor beans
Unique
technology
platform
Cutting edge
Expertise in
plant science
UD
Path to Market
Infrastructure
Market Opportunity
$5B -
$7B
$7.5B -
$8.5B
$5.5B -
$7.5B
$700M
UD
= Under development
Our market position
Targeting multi-billion dollar markets

Seed traits: disease, nematodes and insects
Current product program pipeline
Note: Any results, estimates, or calculations relating to probability of success at each phase of development may differ from company to company and across products. Furthermore, any such results estimates, calculations, or probabilities may differ depending on a range of varying factors, including, but not limited to, market conditions, changing regulations or longer than expected regulatory processes, the traits and the crops that are the target of research or collaboration and the amount of resources available, or devoted to, particular research or collaboration projects by us or our collaborators.
Corn	1. Fusarium
2. Rootworm
3. Lygus hesperus
Soybean	4. Asian Rust
5. Nematode
6. Aphids
Banana	7. Black Sigatoka
Cotton	8. Beet Armyworm
Crop
Trait
Partner

Phase 4
Phase 3
Phase 2
Discovery
Phase 1

2015 focus
▪ Infrastructure -
 ▪ Establishment of US R&D site
▪ Seek additional collaborations
 ▪ IR go2market
 ▪ Expand microbial data, metagenomics
 ▪ Expand toxin discovery capabilities
 ▪ IR bio-assays (US site)
Highlights 2014
✓ IR activity initiation -
 ✓ Table $10 million for IR
 ✓ Launch of 2 internal programs
✓ Infrastructure -
 ✓ Crop protection facilities
 ✓ Dedicated IR personnel
✓ Supporting technologies -
 ✓ Microbial data, Metagenomics
 ✓ IR Toxin mining
▪ Division Highlights
 ▪ Active since 2007, currently 8 product programs
 ▪ Insect resistance (IR) - dedicated multi year commitment of $10 million (2014)
Seed traits: disease, nematodes and insects
2014 achievements and 2015 focus

Seed traits:
-Yield and abiotic stress
Seed traits:
Disease, nematodes and insects
Seed external:
Herbicides
Seeds:
Castor beans
Unique
technology
platform
Cutting edge
Expertise in
plant science
UD
Path to Market
Infrastructure
Market Opportunity
$5B -
$7B
$7.5B -
$8.5B
$5.5B -
$7.5B
$700M
UD
= Under development
Our market position
Targeting multi-billion dollar markets

Growing AgChem & AgBio market - ~$55bn in 2013
▪ Herbicides
 ▪ Steady increase
▪ Ag Biologicals
 ▪ Emerging segment
Pesticides sector facing challenges
▪ Weed resistance rising -
 ▪ Current herbicides
 inhibit only ~15 MOA
▪ Growing need for
 innovation -
 ▪ Agrochemicals in
 development declining
▪ Regulation pressure
 rising -
 ▪ Limits use of existing &
 novel pesticides active
 ingredients
Seed external: agriculture chemicals
Our motivation

Seed traits:
-Yield and abiotic stress
Seed traits:
Disease, nematodes and insects
Seed external:
Herbicides
Seeds:
Castor beans
Unique
technology
platform
Cutting edge
Expertise in
plant science
UD
Path to Market
Infrastructure
Market Opportunity
$5B -
$7B
$7.5B -
$8.5B
$5.5B -
$7.5B
$700M
UD
= Under development
Our market position
Targeting multi-billion dollar markets

Seed external: agriculture chemicals
Current product pipeline
Phase 4
Phase 3
Phase 2
Phase 1
Crop
Product
Partner
Discovery
Note: Any results, estimates, or calculations relating to probability of success at each phase of development may differ from company to company and across products. Furthermore, any such results estimates, calculations, or probabilities may differ depending on a range of varying factors, including, but not limited to, market conditions, changing regulations or longer than expected regulatory processes, the traits and the crops that are the target of research or collaboration and the amount of resources available, or devoted to, particular research or collaboration projects by us or our collaborators.

Highlights 2014
2015 focus

▪ Division highlights
 ▪ 5 product programs (3 herbicides, 2 biopesticides)
 ▪ Dedicated facilities, technologies and personnel
 ▪ Computational discovery and validation infrastructure in place
Seed external: agriculture chemicals
2014 achievements and 2015 focus
▪ Discovery infrastructure
 ▪ Hit discovery launch
 ▪ Advanced chemical screening system
 ▪ Next version of PointHit platform
▪ Seek potential collaborations
 ▪ Herbicides go2market
▪ Deliverables
 ▪ Novel herbicides targets
 ▪ Initiation of 1st novel chemical
 discovery round
✓ Discovery infrastructure
 ✓ Target discovery launch
 ✓ Basic screening available
 ✓ Crop protection facility
 ✓ Two pharma innovation providers

Seed traits:
-Yield and abiotic stress
Seed traits:
Disease, nematodes and insects
Seed external:
Herbicides
Seeds:
Castor beans
Unique
technology
platform
Cutting edge
Expertise in
plant science
UD
Path to Market
Infrastructure
Market Opportunity
$5B -
$7B
$7.5B -
$8.5B
$5.5B -
$7.5B
$700M
UD
= Under development
Our market position
Targeting multi-billion dollar markets

Seeds (castor beans)
Our motivation
Med-long term: biofuel
▪ Global biodiesel production - c.27bn litres
▪ Brazil and Argentina;
▪ 2 of top 5 producers - 25% of worldwide production
▪ Mandatory blending policies:
 Brazil - B6 ; Argentina - B7
▪ Potential to become leading exporters
Market needs:
▪ 2nd gen. feedstock - not relaying on food crops (soy, canola)
▪ Improved economics for biofuels
Biodiesel estimated production (Billion liters)
Immediate: industrial uses
▪ Main uses: biopolymers, lubricants, paints, etc.
▪ Global production: c.700,000 ton à rigid demand
▪ Strongly dominated by Indian production - 90% of export
▪ Main importers: China, EU, U.S.
▪ Premium market - one of most expensive vegetable oils

Market needs:
▪ Secure stable supply at stable price
▪ Open new markets and uses

Seed traits:
-Yield and abiotic stress
Seed traits:
Disease, nematodes and insects
Seed external:
Herbicides
Seeds:
Castor beans
Unique
technology
platform
Cutting edge
Expertise in
plant science
UD
Path to Market
Infrastructure
Market Opportunity
$5B -
$7B
$7.5B -
$8.5B
$5.5B -
$7.5B
$700M
UD
= Under development
Our market position
Targeting multi-billion dollar markets

Seeds (castor beans)
Current product pipeline

▪ Traditional / family farming
 ▪ Handpicked
 ▪ Lack equipment
 ▪ Limited agronomic practices
 ▪ Poor seed quality
 ▪ Low productivity
 ▪ World avg. - ~1ton/ha
▪ Limited supply
 ▪ c 1.5M ha worldwide
 ▪ Addressing industrial uses - @ $1,500 per ton oil
Castor today
Bahia, Brazil, 2009
 ▪ Large scale
 ▪ Fully automated
 ▪ Advanced growth protocols
 ▪ High quality seed
 ▪ Rain-fed
▪ Increased & stable supply
 ▪ Production by commercial growers
 ▪ >5M ha potential
Our Castor
Israel, 2013

2015 focus
¡ Pre-commercial trials of castor - towards 2016
        economic targets
¡ Expand operations in Brazil - multiple farms,
        partners, commercial seed production
        infrastructure
¡ Further enhancement - our pipeline & advanced
        genomics application
▪ Division highlights
▪ Activities initiated in 2007
▪ Established in 2012 as a wholly owned subsidiary
▪ Full license to all relevant Evogene technologies
▪ Primary product - castor bean seeds
Seeds (castor beans)
2014 achievement and 2015 focus
2014 highlights
✓ Expanded field trials in target regions -
 ✓ Brazil - two SLC commercial farms under
 rotation model with soy
 ✓ Argentina - 2nd year
 ✓ Expansion of agreement with SLC - joint
 commercial production in 2016
✓ Demonstration of castor value chain in Brazil -
 from seed to oil
✓ Further development of harvester with CNH

Seed traits:
-Yield and abiotic stress
Seed traits:
Disease, nematodes and insects
Seed external:
Herbicides
Seeds:
Castor beans
Unique
technology
platform
Cutting edge
Expertise in
plant science
UD
Path to Market
Infrastructure
Market Opportunity
$5B -
$7B
$7.5B -
$8.5B
$5.5B -
$7.5B
$700M
UD
= Under development
Our market position
Targeting multi-billion dollar markets

Evogene Investor Day
24 March, 2015
Ofer Haviv, President & CEO
Assaf Oron, EVP Strategy and BD